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                            April 16, 2024

       Brandon Robinson
       Chief Executive Officer
       New Horizon Aircraft Ltd.
       3187 Highway 35
       Lindsay, Ontario, K9V 4R1

                                                        Re: New Horizon
Aircraft Ltd.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed on April 8,
2024
                                                            File No. 333-277063

       Dear Brandon Robinson:

              We have conducted a limited review of your registration statement and have the following comment.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Amendment No. 1 to Registration Statement on Form S-1

       MD&A, page 49

   1. Please revise the MD&A section to cover the periods covered by the financial statements of New Horizon Aircraft
Ltd. that are included in the registration statement.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

              Please contact Bradley Ecker at 202-551-4985 or Evan Ewing at 202-551-5920 with any questions.
 Brandon Robinson
New Horizon Aircraft Ltd.
April 16, 2024
Page 2




FirstName LastNameBrandon Robinson       Sincerely,
Comapany NameNew Horizon Aircraft Ltd.
                                         Division of Corporation Finance
April 16, 2024 Page 2                    Office of Manufacturing
FirstName LastName